Filed pursuant to Rule 433

Registration Statement No. 333-180300-03

FINANCIAL PRODUCTS

FACT SHEET T503

[46-48] Month Absolute Return Barrier Securities
Linked to An Equally Weighted Basket Consisting of Five Reference Shares

Product Terms

•	[46-48] Month Absolute Return Barrier Securities linked to the performance of an Equally Weighted Basket Consisting of Five Reference Shares.
•	If the Final Basket Level is equal to or greater than the Initial Basket Level, you will be entitled to participate in the appreciation, if any, of the Basket.
•	If the Final Basket Level is less than the Initial Basket Level and a Knock-In Event does not occur, you will be entitled to receive the principal amount at maturity multiplied by the sum of one plus the absolute value of the Basket Return.
•	If the Final Basket Level is less than the Initial Basket Level and a Knock-In Event occurs, you will be fully exposed to any depreciation of the Basket.
•	Any payment on the securities is subject to our ability to pay our obligations as they become due.

Issuer:	Credit Suisse AG ("Credit Suisse"), acting through one of its branches.
Trade Date:	Expected to be March 6, 2015.
Settlement Date:	Expected to be March 11, 2015.
Reference Basket:	Basket Component	Ticker	Weighting
	Exxon Mobil Corporation	XOM UN <Equity>	20%
	Occidental Petroleum Corporation	OXY UN <Equity>	20%
	BP ADSs	BP UN <Equity>	20%
	Total ADSs.	TOT UN <Equity>	20%
	ConocoPhillips	COP UN <Equity>	20%
Knock-In Level*:	Expected to be 70% of the Initial Level.
Knock-In Event:	Occurs if the Final Basket Level is equal to or less than the Knock-In Level.
Initial Share Price:	For each Basket Component, the closing price of such Basket Component on the Trade Date.
Final Share Price:	For each Basket Component, the closing price of such Basket Component on the Valuation Date.
Initial Basket Level:	Set equal to 100 on the Trade Date
Final Basket Level:	The level of the Basket on the Valuation Date, calculated as follows:

100 × [1 + (Common stock of Exxon Mobil Corporation Return × 1/5) + (Common stock of Occidental Petroleum Corporation Return × 1/5) + (BP ADSs Return × 1/5) + (Total ADSs Return × 1/5) + (Common stock of ConocoPhillips Return × 1/5)]

The “Common stock of Exxon Mobil Corporation Return,” the “Common stock of Occidental Petroleum Corporation Return,” the “BP ADSs Return,” the “Total ADSs Return” and the “Common stock of ConocoPhillips Return” are the respective Component Returns for each Basket Component.

Component Return:	For each Basket Component, the Component Return is expressed as a percentage and is calculated as follows:
Final Share Price – Initial Share Price Initial Share Price
Redemption Amount:	If (a) the Final Basket Level is greater than or equal to the Initial Basket Level, Principal Amount x ( 1 + Basket Return); (b) the Final Basket Level is less than the Initial Basket Level and (i) a Knock-In Event has not occurred, Principal Amount x ( 1 + absolute value of the Basket Return; (ii) a Knock-In Event has occurred, Principal Amount x (1 + Basket Return)
Basket Return:	(Final Basket Level – Initial Basket Level)/Initial Basket Level
Valuation Date:	[January 8 – March 6], 2019
Maturity Date:	[January 11 – March 11], 2019
CUSIP:	22546V6E1

Hypothetical Returns at Maturity

Percentage Change from the Initial Basket Level to the Final Basket Level	Return on the Securities (1)	Redemption Amount per $1,000 Principal Amount (1)(2)
50%	50%	$1,500
40%	40%	$1,400
30%	30%	$1,300
20%	20%	$1,200
10%	10%	$1,100
0%	0%	$1,000
-10%	10%	$1,100
-20%	20%	$1,200
-30%	-30%	$700
-40%	-40%	$600
-50%	-50%	$500

(1)	Assumes a Knock-In Level of 70%*.
(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

Certain Product Risks

•	Your investment may result in a loss of up to 100% of the principal amount. If a Knock-In Event occurs, the Basket Return will be negative and you will be fully exposed to any depreciation in the Basket.
•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
•	The securities do not pay interest.
•	The return on the securities is affected by the Final Basket Level and the occurrence of a Knock-In Event.
•	If the Final Basket Level is less than the Initial Basket Level and a Knock-In Event has not occurred, the Redemption Amount will be subject to an embedded cap.

(See “Additional Risk Considerations” on the next page.)

Certain Product Characteristics

•	Uncapped participation in the appreciation, if any, of the Basket.
•	Subject to a Knock-In Event, return based on the absolute value of the Basket Return.
•	If a Knock-In Event occurs, full downside participation in the depreciation of the Basket.
•	Knock-In Level is 70%* of the Initial Level.

FINANCIAL PRODUCTS

FACT SHEET

[46-48] Month Absolute Return Barrier Securities

Additional Risk Considerations

•	Anti-dilution protection is limited.
•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.
•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.
•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.
•	The securities will be affected by a number of economic, financial, political, regulatory and judicial factors that may either offset or magnify each other.
•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Basket Components.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated March 5, 2015, Underlying Supplement dated July 29, 2013, Product Supplement No. U-I dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:
http://www.sec.gov/Archives/edgar/data/1053092/000095010315001848/dp54156_424b2-t503.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.